Exhibit 12.1

AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands except ratio data)

							Nine months ended
	Year Ended December 31,						September 30,
	1999	2000	2001	2002	2003		2004
Earnings
Income (loss) before income taxes, equity in income (loss) of investees, minority interest and discontinued operations	$87,494	$173,154	$(438,498)	$(564,309)	$(45,303)		$13,466

Interest expense	61,803	127,027	138,629	143,441	138,775		105,332

Amortization of debt issuance costs	3,466	7,013	22,321	8,251	7,428		4,333

Interest portion of rent	3,481	4,567	7,282	4,995	5,463		4,185

Less (earnings) loss of affiliates	2,622	—	—	—	—		—

	$158,866	$311,761	$(270,266)	$(407,622)	$106,363		$127,316

Fixed Charges
Interest expense	$61,803	$127,027	$138,629	$143,441	$138,775		$105,332

Amortization of debt issuance costs	3,466	7,013	22,321	8,251	7,428		4,333

Interest portion of rent	3,481	4,567	7,282	4,995	5,463		4,185

	$68,750	$138,607	$168,232	$156,687	$151,666		$113,850

Ratio of earnings to fixed charges	2.3x	2.2x	—x [1]	—x [1]	—x	[1]	1.1x

1 The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $45.3 million of earnings in the year ended December 31, 2003. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $564.3 million of earnings in the year ended December 31, 2002. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2001. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $438.5 million of earnings in the year ended December 31, 2001.